Exhibit 99.1

BioNTech Announces Pricing of Upsized Underwritten Offering and Terms of Rights Offering

July 22, 2020

MAINZ, Germany, July 22, 2020 (GLOBE NEWSWIRE) — BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) announced today the pricing of its previously announced underwritten offering and terms of its previously announced rights offering.

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BioNTech announced the pricing of a firm commitment underwritten offering (the “Underwritten Offering”) of 5,500,000 American Depositary Shares (“ADSs”), each representing one of its ordinary shares, at a public offering price of $93.00 per ADS, for gross proceeds of $511.5 million. The size of the offering was increased from the previously announced offering size of 5,000,000 ADSs. For stabilization purposes, in connection with the Underwritten Offering, an existing shareholder has granted the underwriters a 30-day option to purchase up to 825,000 additional ADSs at the same public offering price. BioNTech will not receive any of the proceeds from the sale of ADSs by the selling shareholder. The Underwritten Offering is expected to close on July 27, 2020, subject to the satisfaction of customary closing conditions.

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BioNTech announced the terms of a rights offering (the “Rights Offering”) of rights to subscribe for up to 7,505,596 ordinary shares, including ordinary shares represented by ADSs, extended to holders of its ordinary shares and ADSs. Certain ordinary shareholders representing 74.83% of the Company’s outstanding ordinary shares have irrevocably agreed not to transfer or exercise their rights in this offering, and the shares underlying those rights are being offered in the Underwritten Offering. ADSs purchased in the Underwritten Offering will not be entitled to receive rights in the Rights Offering.

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Pursuant to the rights offering, holders of ADSs will receive one ADS right for each ADS owned of record as of 5:00 p.m. (New York City time) on July 24, 2020 and holders of ordinary shares will receive one ordinary share right for each ordinary share owned of record as of one minute after 11:59 p.m (Mainz, Germany time) on July 29, 2020. 31 ADS rights will entitle a holder of such rights to subscribe for and purchase one new ADS, at a subscription price of $93.00 per new ADS. 31 ordinary share rights will entitle a holder of such rights to subscribe for and purchase one new ordinary share, at a subscription price of €80.32 per new ordinary share, which is the Euro equivalent of the U.S. dollar price per new ADS, translated based on the exchange rate in effect as of July 22, 2020, or $93.00 per new ordinary share. No fractional ADSs or ordinary shares will be issued.

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The ADS rights exercise period is from 12:01 a.m. (New York City time) on July 28, 2020 through 12:01 a.m. (New York City time) on August 14, 2020. The ordinary share rights exercise period is from one minute before 12:01 a.m. (Mainz, Germany time) on July 28, 2020 through one minute after 11:59 p.m. (Mainz, Germany time) on August 14, 2020. Rights to purchase ADSs are not transferable and all exercises of ADS rights are irrevocable. ADS rights and ordinary share rights that are not exercised within the applicable period will expire and have not further value. Delivery of the ordinary shares and the ADSs in the Rights Offering is expected to be made on or about August 27, 2020.

J.P. Morgan, BofA Securities and Berenberg are acting as lead joint book-running managers for the Underwritten Offering and as joint dealer-managers and subscription agents for the Rights Offering. UBS Investment Bank is acting as joint book-running manager and Canaccord Genuity is acting as lead manager for the Underwritten Offering. COMMERZBANK, Wolfe Capital Markets and Advisory and Bryan, Garnier & Co. are acting as co-managers for the Underwritten Offering.

A registration statement on Form F-1 relating to the securities offered in the Underwritten Offering has been filed with the United States Securities and Exchange Commission (the “SEC”) and was declared effective on July 22, 2020. A registration statement on Form F-1 relating to the securities offered in the Rights Offering has been filed with the SEC but has not yet become effective. The securities offered in the Rights Offering may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

The Underwritten Offering and the Rights Offering will each be made only by means of a prospectus, copies of which may be obtained, when available, for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies of the prospectuses, when available, may be obtained from J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone at +1 (866) 803-9204, or by e-mail at prospectus-eq_fi@jpmchase.com; BofA Securities, Inc., NC1-004-03-43; 200 North College Street, 3rd Floor, Charlotte, North Carolina 28255-0001, Attention: Prospectus Department, or by e-mail at dg.prospectus_requests@baml.com; or Berenberg Capital Markets LLC, Attention: Investment Banking, 1251 Avenue of the Americas, 53rd Floor, New York, New York 10020, or by telephone at +1 (646) 949-9000, or by e-mail at prospectusrequests@berenberg-us.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals.

Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Genevant, Fosun Pharma and Pfizer.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended including, but not limited to, statements concerning the size and timing of the offerings. In some cases, forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “expects,” “intends,” “plans,” “aims,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements. You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Annual Report on Form 20-F and those described in BioNTech’s prospectuses filed with the SEC on July 21, 2020 and in subsequent filings made by BioNTech with the SEC, which are available on the SEC’s website at www.sec.gov. Except as required by law, BioNTech disclaims any intention or responsibility for updating or revising any forward-looking statements contained in this press release in the event of new information, future developments or otherwise. These forward-looking statements are based on BioNTech’s current expectations and speak only as of the date hereof.

For more information, please contact:

Media Relations:

Jasmina Alatovic, Senior Manager Global External Communications

Tel: +49 (0)6131 9084 1513 or +49 (0)151 1978 1385

E-mail: Media@biontech.de

Investor Relations:

Sylke Maas, Ph.D., VP Investor Relations & Business Strategy

Tel: +49 (0)6131 9084 1074

E-mail: Investors@biontech.de